Exhibit 99.1
STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	September 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$292,951	$509,523
Accounts receivable, net of allowances for credit losses $6 and nil	1,100	263
Receivables from affiliated companies	40,479	221
Inventories	5,735	5,121
Prepaid expenses and other current assets	39,780	38,721

Total current assets	380,045	553,849

Property and equipment, net	2,802,281	2,868,064
Intangible assets, net	346	1,373
Long-term prepayments, deposits and other assets	22,214	48,325
Restricted cash	129	130
Operating lease right-of-use assets	11,601	13,136
Land use right, net	105,875	108,645

Total assets	$3,322,491	$3,593,522

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$1,992	$501
Accrued expenses and other current liabilities	107,227	165,688
Income tax payable	4	22
Payables to affiliated companies	22,712	81,178

Total current liabilities	131,935	247,389

Long-term debt, net	2,434,981	2,434,476
Other long-term liabilities	3,024	21,631
Deferred tax liabilities, net	318	382
Operating lease liabilities, non-current	11,985	13,499

Total liabilities	$2,582,243	$2,717,377

Commitments and contingencies (Note 14)
Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	$77	$77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(20,985)	(11,671)
Accumulated losses	(1,780,059)	(1,665,166)

Total shareholders’ equity	676,399	800,606

Participation interest	63,849	75,539

Total shareholders’ equity and participation interest	740,248	876,145

Total liabilities, shareholders’ equity and participation interest	$3,322,491	$3,593,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	Nine Months Ended September 30,
	2023	2022
Operating revenues:
Revenue from casino contract with a related party	$98,546	$(44,171)
Rooms (including revenues from related parties of $ 48,339 and $ 10,183 for the nine months ended September 30, 2023 and 2022, respectively)	72,091	13,566
Food and beverage (including revenues from related parties of $ 26,879 and $ 9,196 for the nine months ended September 30, 2023 and 2022, respectively)	42,611	12,855
Entertainment (including revenues from related parties of $ 39,492 and $ 473 for the nine months ended September 30, 2023 and 2022, respectively)	58,785	1,175
Services fee from related parties	22,569	16,215
Mall	7,583	5,800
Retail and other	2,102	1,871

Total operating revenues	304,287	7,311

Operating costs and expenses:
Costs related to casino contract (including costs to related parties of $ 19,973 and $ 21,090 for the nine months ended September 30, 2023 and 2022, respectively)	(21,265)	(21,864)
Rooms (including costs to related parties of $ 10,977 and $ 5,455 for the nine months ended September 30, 2023 and 2022, respectively)	(17,920)	(8,476)
Food and beverage (including costs to related parties of $ 17,525 and $ 11,575 for the nine months ended September 30, 2023 and 2022, respectively)	(37,089)	(18,241)
Entertainment (including costs to related parties of $ 9,685 and $ 1,492 for the nine months ended September 30, 2023 and 2022, respectively)	(49,352)	(1,704)
Mall (including costs to related parties of $ 1,343 and $ 1,188 for the nine months ended September 30, 2023 and 2022, respectively)	(2,770)	(3,041)
Retail and other (including costs to related parties of $ 1,203 and $ 777 for the nine months ended September 30, 2023 and 2022, respectively)	(1,543)	(904)
General and administrative (including expenses to related parties of $ 38,480 and $ 34,019 for the nine months ended September 30, 2023 and 2022, respectively)	(79,904)	(59,457)
Pre-opening costs (including expenses to related parties of $ 7,426 and $ 1,147 for the nine months ended September 30, 2023 and 2022, respectively)	(17,620)	(1,731)
Amortization of land use right	(2,474)	(2,474)
Depreciation and amortization	(116,189)	(92,854)
Property charges and other (including expenses to related parties of $ 623 and $ 3,853 for the nine months ended September 30, 2023 and 2022, respectively)	(540)	(3,790)

Total operating costs and expenses	(346,666)	(214,536)

Operating loss	(42,379)	(207,225)

Non-operating income (expenses):
Interest income	8,173	4,187
Interest expenses, net of amounts capitalized	(93,806)	(70,430)
Other financing costs	(311)	(311)
Foreign exchange gains, net	2,521	6,402
Other expenses, net	(61)	—
Gain on extinguishment of debt	80	—

Total non-operating expenses, net	(83,404)	(60,152)

Loss before income tax	(125,783)	(267,377)
Income tax benefit (expense)	77	(485)

Net loss	(125,706)	(267,862)
Net loss attributable to participation interest	10,813	26,817

Net loss attributable to Studio City International Holdings Limited	$(114,893)	$(241,045)

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
- continued
(In thousands, except share and per share data)

	Nine Months Ended September 30,
	2023	2022
Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.149)	$(0.349)

Diluted	$(0.149)	$(0.351)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	690,440,759

Diluted	770,352,700	762,952,519

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
(In thousands)

	Nine Months Ended September 30,
	2023	2022
Net loss	$(125,706)	$(267,862)
Other comprehensive loss:
Foreign currency translation adjustments	(10,191)	(25,062)

Other comprehensive loss	(10,191)	(25,062)

Total comprehensive loss	(135,897)	(292,924)
Comprehensive loss attributable to participation interest	11,690	28,821

Comprehensive loss attributable to Studio City International Holdings Limited	$(124,207)	$(264,103)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (UNAUDITED)
(In thousands, except share and per share data)

	Studio City International Holdings Limited Shareholders’ Equity
						Accumulated
	Class A		Class B		Additional	Other
	Ordinary Shares		Ordinary Shares		Paid-in	Comprehensive	Accumulated	Participation	Total
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Interest	Equity
Balance at January 1, 2022	370,352,700	$37	72,511,760	$7	$2,134,227	$(6,136)	$(1,338,715)	$154,763	$944,183
Net loss	—	—	—	—	—	—	(241,045)	(26,817)	(267,862)
Foreign currency translation adjustments	—	—	—	—	—	(23,058)	—	(2,004)	(25,062)
Shares issued, net of offering expenses	400,000,000	40	—	—	299,119	—	—	—	299,159
Change in Participation Interest resulting from 2022 Private Placements (as described in Note 11)	—	—	—	—	44,013	—	—	(44,013)	—

Balance at September 30, 2022	770,352,700	$77	72,511,760	$7	$2,477,359	$(29,194)	$(1,579,760)	$81,929	$950,418

Balance at January 1, 2023	770,352,700	$77	72,511,760	$7	$2,477,359	$(11,671)	$(1,665,166)	$75,539	$876,145
Net loss	—	—	—	—	—	—	(114,893)	(10,813)	(125,706)
Foreign currency translation adjustments	—	—	—	—	—	(9,314)	—	(877)	(10,191)

Balance at September 30, 2023	770,352,700	$77	72,511,760	$7	$2,477,359	$(20,985)	$(1,780,059)	$63,849	$740,248

The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operat ing activities:
Net cash used in operating activities	$(84,452)	$(158,659)

Cash flows from investing activities:
Acquisition of property and equipment	(127,683)	(359,036)
Funds to an affiliated company	(1,838)	(948)
Proceeds from sale of property and equipment	693	9

Net cash used in investing activities	(128,828)	(359,975)

Cash flows from financing activities:
Repayments of long-term debt	(1,912)	—
Payments of deferred financing costs	—	(6,050)
Net proceeds from issuance of shares	—	299,228
Proceeds from long-term debt	—	350,000

Net cash (used in) provided by financing activities	(1,912)	643,178

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,381)	(3,276)

(Decrease) increase in cash, cash equivalents and restricted cash	(216,573)	121,268
Cash, cash equivalents and restricted cash at beginning of period	509,653	499,419

Cash, cash equivalents and restricted cash at end of period	$293,080	$620,687

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(113,416)	$(87,890)
Cash paid for amounts included in the measurement of lease liabilities – operating cash flows from operating leases	$(673)	$(726)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$(1,456)	$(1,343)
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$9,504	$125,378
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$1,990	$1,918
The accompanying notes are an integral part of these condensed consolidated financial statements.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Studio City International Holdings Limited (“Studio City International”) is an exempted company with limited liability registered by way of continuation in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the New York Stock Exchange under the symbol “MSC” in the United States of America (the “U.S.”).
Studio City International together with its subsidiaries (collectively referred to as the “Company”) currently operates the non-gaming
operations of Studio City, a cinematically-themed integrated resort in Cotai, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), and provides services pursuant to a casino contract to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”), which holds the gaming concession in Macau, for the operations of the gaming area at Studio City (“Studio City Casino”). Melco’s ADSs are listed on the Nasdaq Global Select Market in the U.S.
Studio City International authorized two classes of ordinary shares, the Class A ordinary shares and the Class B ordinary shares, in each case with a par value of $0.0001 each. The Class A ordinary share and Class B ordinary share have the same rights, except that holders of the Class B ordinary shares do not have any right to receive dividends or distributions upon the liquidation or winding up of Studio City International or to otherwise share in profits and surplus assets. MCO Cotai Investments Limited, a subsidiary of Melco, through its ownership of the Class A ordinary shares, is the controlling shareholder of Studio City International. New Cotai, LLC (“New Cotai”), a private company organized in the U.S., is the holder of all outstanding Class B ordinary shares which have only voting and no economic rights. New Cotai has a non-voting,
non-shareholding
economic participation interest (“Participation Interest”) in MSC Cotai Limited (“MSC Cotai”), a subsidiary of Studio City International, which entitles New Cotai to receive from MSC Cotai an amount equal to a certain percentage of the amount of any distribution, dividend or other consideration paid by MSC Cotai to Studio City International, subject to adjustments, exceptions and conditions as set out in the participation agreement (the “Participation Agreement”) entered into by MSC Cotai, New Cotai and Studio City International in 2018 (the “MSC Cotai’s Distribution”). The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of Class A ordinary shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of Class B ordinary shares will be deemed surrendered and automatically cancelled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for Class A ordinary shares. As of September 30, 2023 and December 31, 2022, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to approximately 9.4% of the MSC Cotai’s
Distribution in each of those periods.
As of September 30, 2023 and December 31, 2022, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to Business Operations and COVID-19
The construction of Studio City Phase 2 was completed before the extended deadline of June 30, 2023 for the development period under the Studio City land concession. The Studio City Phase 2 first stage was opened in April 2023 with the opening of the Epic Tower and the indoor waterpark, while the second stage was opened in September 2023 with the opening of the W Macau Hotel.
While the disruptions to the Company’s business caused by the
COVID-19
outbreak were eased significantly following the relaxation of
COVID-19
related restrictions and quarantine-free travel in Macau, the People’s Republic of China and Hong Kong since January 2023, the pace of recovery after
COVID-19
related disruptions remains highly uncertain. The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.

-
8
 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to Business Operations and COVID-19 - continued

As of September 30, 2023, the Company has sufficient liquidity including cash and cash equivalents of $292,951 and available unused borrowing capacity under the 2016 SC Revolving Credit Facility of HK$233,000 (equivalent to $29,755), subject to the satisfaction of certain conditions precedent.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts Macau. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032. Under the Concession, Melco Resorts Macau is authorized to operate the Studio City Casino.
Under the Studio City Casino Agreement as amended on June 23, 2022, Melco Resorts Macau agreed to operate the Studio City Casino since the Company does not hold a gaming concession in Macau, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. The residual gross gaming revenues which the Company receives as revenue is captioned as revenue from casino contract.
In December 2015, Studio City International and certain of its subsidiaries entered into a master services agreement; and certain of its subsidiaries entered into the related work agreements (collectively, the “Management and Shared Services Arrangements”) with certain of Melco’s subsidiaries with respect to services provided to and from Studio City, which expired in June 2022 and were extended to December 31, 2032 in March 2023.
Under the Management and Shared Services Arrangements, certain of the corporate and administrative functions as well as operational activities of the Company are administered by staff employed by certain Melco’s subsidiaries, including senior management services, centralized corporate functions and operational and venue support services. Payment arrangements for the services are provided for in the individual work agreements and may vary depending on the services provided. Corporate services are charged at pre-negotiated
rates, subject to a base fee and cap. Senior management service fees and staff costs on operational services are allocated to the Company based on percentages of efforts on the services provided to the Company. Other costs in relation to shared office equipment are allocated based on a percentage of usage.
The Company believes the costs incurred under the Studio City Casino Agreement, captioned as costs related to casino contract, and the allocation methods under the Management and Shared Services Arrangements are reasonable and the accompanying condensed consolidated financial statements reflect the Company’s cost of doing business. However, such allocations may not be indicative of the actual expenses the Company would have incurred had it operated as an independent company for the periods presented. Details of the services and related charges are disclosed in Note 15.
The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles for interim financial reporting. The results of operations for the nine months ended September 30, 2023 and 2022 are not necessarily indicative of expected results for the full year. The financial information as of December 31, 2022 presented in these condensed consolidated financial statements is derived from the Company’s consolidated financial statements as of December 31, 2022.
The accompanying condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial results of such periods.

-
9
 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTTING POLICIES - continued

(a)	Basis of Presentation and Principles of Consolidation - continued

The accompanying condensed consolidated financial statements include the accounts of Studio City International and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.

(b)	Accounts Receivable and Credit Risk
Accounts receivable, including hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.
Management believes that as of September 30, 2023 and December 31, 2022, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(c)	Impairment of Long-lived Assets
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margins. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs.
No impairment losses were recognized during the nine months ended September 30, 2023 and 2022.

-
10
 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Revenue Recognition
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of one of its hotels and concluded that it is the controlling entity and is the principal to this arrangement. For the operations of one of its hotels, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel’s business, it is principal and the transactions are, therefore, recognized on a gross basis.
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability. The Company’s primary types of liabilities related to contracts with customers are advance deposits on rooms and advance ticket sales which represent cash received in advance for goods or services yet to be provided. These amounts are included in accrued expenses and other current liabilities in the accompanying condensed consolidated balance sheets and will be recognized as revenues when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenues and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenues within one year. Advance customer deposits and ticket sales of $4,521 as of September 30, 2023 increased by $2,728 from the balance of $1,793 as of December 31, 2022. Advance customer deposits and ticket sales of $2,162 as of September 30, 2022 decreased by $97 from the balance of $2,259 as of December 31, 2021.

(e)	Comprehensive Loss and Accumulated Other Comprehensive Losses
Comprehensive loss includes net loss and other
non-shareholder
changes in equity, or other comprehensive loss and is reported in the accompanying condensed consolidated statements of comprehensive loss.
As of September 30, 2023 and December 31, 2022, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and participation interest.

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Net Loss Attributable to Studio City International Holdings Limited Per Class A Ordinary Share
Basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited by the weighted average number of Class A ordinary shares outstanding during the period.
Diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share is calculated by dividing the net loss attributable to Studio City International Holdings Limited adjusted for participation interest by the weighted average number of Class A ordinary shares outstanding during the period adjusted to include the number of additional Class A ordinary shares that would have been outstanding if potential dilutive securities had been issued and the if-converted
method is applied for the potential dilutive effect of the exchange of Class B ordinary shares for the proportionate number of Class A ordinary shares. During the nine months ended September 30, 2023, there were no potentially dilutive securities issued or outstanding.
Basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share does not include Class B ordinary shares as such shares do not participate in the loss of Studio City International. As a result, Class B ordinary shares are not considered participating securities and are not included in the weighted average number of shares outstanding for purposes of computing net loss attributable to Studio City International Holdings Limited per share.
The weighted average number of Class A ordinary shares used in the calculation of basic and diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share consisted of the following:

	Nine Months Ended September 30,
	2023	2022
Weighted average number of Class A ordinary shares outstanding used in the calculation of basic net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	690,440,759
Incremental weighted average number of Class A ordinary shares from assumed exchange of Class B ordinary shares to Class A ordinary shares under the if-converted method	—	72,511,760

Weighted average number of Class A ordinary shares outstanding used in the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	770,352,700	762,952,519

Anti-dilutive Class A ordinary shares under the if-converted method excluded from the calculation of diluted net loss attributable to Studio City International Holdings Limited per Class A ordinary share	72,511,760	—

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Recent Changes in Accounting Standards
Recent Accounting Pronouncement Not Yet Adopted
The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying condensed consolidated statements of cash flows consisted of the following:

	September 30, 2023	December 31, 2022
Cash	$43,056	$54,340
Cash equivalents	249,895	455,183

Total cash and cash equivalents	292,951	509,523
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$293,080	$509,653

4.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	September 30, 2023	December 31, 2022
Hotel	$885	$250
Other	221	13

Sub-total	1,106	263
Less: allowances for credit losses	(6)	—

	$1,100	$263

The Company’s allowances for credit losses as of September 30, 2023 were from its hotel receivables.
Movement in the allowances for credit losses are as follows:

	Nine Months Ended September 30,
	2023	2022

Balance at beginning of year	$—	$—
Provision for credit losses	6	—

Balance at end of period	$6	$—

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	September 30, 2023	December 31, 2022
Cost	$3,807,797	$3,780,769
Less: accumulated depreciation and amortization	(1,005,516)	(912,705)

Property and equipment, net	$2,802,281	$2,868,064

As of September 30, 2023 and December 31, 2022, the amount of property and equipment, net included balances of construction in progress, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized mainly for the Studio City Phase 2 project of $4,966 and $1,079,112, respectively. Upon the opening of Studio City Phase 2 first stage in April 2023 and second stage in September 2023, its associated construction in progress balances were placed into service in the respective period.
The depreciation and amortization expenses of property and equipment recognized for the nine months ended September 30, 2023 and 2022 were $
110,728
and $
84,520
,
respectively
.

Under the terms of the Macau gaming law and the Concession, the gaming and gaming support areas comprising the Studio City Casino with an area of 28,784.3 square meters with its land lease right held by Studio City Developments, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), which were reverted to the Macau government without compensation and free and clear from any charges or encumbrances on December 31, 2022 at the expiration of the previous subconcession, effective as of January 1, 2023, have been transferred by the Macau government to Melco Resorts Macau for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets. The Reversion Assets are owned by the Macau government and Melco Resorts Macau pays an annual fee of MOP0.75 per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession. The fee will increase to MOP2.5 per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession.
As Studio City Casino continues to be operated at and with the Reversion Assets in the same manner as under the previous subconcession, obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, as well as assuming Melco Resorts Macau will be successful in the awarding of a new concession upon expiry of the Concession, Melco Resorts Macau and Studio City Developments continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

6.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	September 30, 2023	December 31, 2022
Other long-term assets	$18,399	$16,824
Less: accumulated amortization	(8,728)	(4,309)

Other long-term assets, net	9,671	12,515
Long-term prepayments	6,332	29,250
Advance payments and deposits for acquisition of property and equipment	1,002	1,645
Other deposits and other	4,917	4,582
Deferred financing costs, net	292	333

Long-term prepayments, deposits and other assets	$22,214	$48,325

The amortization expenses of other long-term assets recognized for the nine
months ended September 30, 2023 and 2022 were $4,439 and $7,288, respectively.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	September 30, 2023	December 31, 2022
Property and equipment payables	$52,459	$87,701
Interest expenses payable	27,832	63,371
Operating expense and other accruals and liabilities	21,348	11,728
Advance customer deposits and ticket sales	4,521	1,793
Operating lease liabilities	1,067	1,095

	$107,227	$165,688

8.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	September 30, 2023	December 31, 2022
Senior Notes
2022 7.000% Studio City Secured Notes, due 2027 (net of unamortized deferred financing costs of $4,321 and $5,134, respectively)	$345,679	$344,866
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $3,779 and $4,228, respectively)	1,096,221	1,095,772
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $1,937 and $2,692, respectively)	496,063	497,308
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $3,110 and $3,598, respectively)	496,890	496,402
Credit Facilities
2016 Studio City Credit Facilities (1)	128	128

	$2,434,981	$2,434,476

Note

(1)
As of September 30, 2023 and December 31, 2022, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $
292
and $
333
are included in long-term prepayments, deposits and other assets in the accompanying condensed consolidated balance sheets, respectively.

During the nine months ended September 30, 2023, there was no significant change to the long-term debt as disclosed in the Company’s consolidated financial statements as of December 31, 2022.

9.	LEASES
Lessor Arrangements
During the nine months ended September 30, 2023 and 2022, the Company earned minimum operating lease income of $2,962 and $3,303, respectively, and contingent operating lease income of $2,296 and $260, respectively.

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

10.	FAIR VALUE MEASUREMENTS
The carrying values of cash equivalents, long-term deposits and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy.
The estimated fair values of long-term debt as of September 30, 2023 and December 31, 2022, were approximately $2,047,603 and $1,959,195, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $2,448,128 and $2,450,128, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2022 7.000% Studio City Secured Notes, 2021 5.000% Studio City Notes and the 2020 Studio City Notes. Fair value for the 2016 Studio City Credit Facilities approximated its carrying value as the instrument carried variable interest rates that approximated the market rates and was classified as level 2 in the fair value hierarchy.
As of September 30, 2023 and December 31, 2022, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying condensed consolidated financial statements.

11.	CAPITAL STRUCTURE
During February and March 2022, Studio City International, respectively, announced and completed a series of private offers (the “2022 Private Placements”) of 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000 and offering expenses of $841. The 2022 Private Placements resulted in an adjustment to the carrying amount of the Participation Interest with a corresponding increase in the Company’s additional paid-in
capital.
As of September 30, 2023 and December 31, 2022, Studio City International’s authorized share capital was 1,927,488,240 Class A ordinary shares and 72,511,760 Class B ordinary shares of a par value of $0.0001 each. As of September 30, 2023 and December 31, 2022, 770,352,700 Class A ordinary shares and 72,511,760 Class B ordinary shares were issued and outstanding in each of those periods
.

12.	INCOME TAXES
The income tax (benefit) expense consisted of:

	Nine Months Ended September 30,
	2023	2022
Over provision of income taxes in prior years:
Hong Kong Profits Tax	$(14)	$—

Income tax (benefit) expense - deferred:
Macau Complementary Tax	(63)	485

Total income tax (benefit) expense	$(77)	$485

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

12.	INCOME TAXES - continued

Studio City Entertainment applied for an extension of the Macau Complementary Tax exemption for 2022 and for the period from January 1, 2023 through December 31, 2027. These applications are subject to the discretionary approval of the Macau government. The non-gaming
profits and dividend distributions of Studio City Entertainment to its shareholders continue to be subject to Macau Complementary Tax.
The effective tax rates for the nine months ended September 30, 2023 and 2022 were 0.1% and (0.2)%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, changes in valuation allowances, different tax rates of subsidiaries operating in other jurisdictions and income for which no income tax expense is payable for the relevant periods together with the effect of profits expected to be exempted from Macau Complementary Tax for the nine months ended September 30, 2023.
As of September 30, 2023 and December 31, 2022, valuation allowances of $90,813 and $91,092 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized.
As of September 30, 2023, other than the above, there was no significant change to the tax exposures as disclosed in the Company’s consolidated financial statements as of December 31, 2022.

13.	DISTRIBUTION OF PROFITS
During the nine months ended September 30, 2023 and 2022, Studio City International did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

14.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of September 30, 2023, the Company had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment for Studio City totaling $14,673.

(b)	Guarantee
As of September 30, 2023, except the maturity date of the Trade Credit Facility which was further extended from August 31, 2023 to August 31, 2025, there was no significant change to the guarantee as disclosed in the Company’s consolidated financial statements as of December 31, 2022.

(c)	Litigation
As of September 30, 2023, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s condensed consolidated financial statements as a whole.

- 1

-

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

15.	RELATED PARTY TRANSACTIONS
During the nine months ended September 30, 2023 and 2022, the Company entered into the following significant related party transactions:

		Nine Months Ended September 30,
Related companies	Nature of transactions	2023	2022

Transactions with affiliated companies
Melco and its subsidiaries	Revenues (services provided by the Company):
	Revenue from casino contract	$98,546	$(44,171)
	Rooms and food and beverage (1)	75,218	19,379
	Services fee (2)	22,569	16,215
	Entertainment (1)	39,492	473
	Costs and expenses (services provided to the Company):
	Staff costs recharges (3)	64,661	42,928
	Corporate services (4)	25,701	24,583
	Other services	16,415	12,977
	Staff costs for construction and renovation work capitalized	3,585	8,993
	Purchase of goods and services	458	108
	Sale and purchase of assets:
	Sale of property and equipment and other long-term assets	756	6
	Purchase of property and equipment	8	184
	Transfer-in of other long-term assets	1,636	749
Notes

(1)
These revenues primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided to Studio City Casino’s gaming patrons and charged to Melco Resorts Macau. For the nine months ended September 30, 2023 and 2022, the related party rooms and food and beverage revenues and entertainment revenues aggregated to $
114,710
and $
19,852
, respectively, of which $
80,473
and $
17,708
related to Studio City Casino’s gaming patrons and $
34,237
and $
2,144
related to
non-Studio
City Casino’s gaming patrons, respectively.

(2)
Services provided by the Company to Melco and its subsidiaries mainly include, but are not limited to, certain shared administrative services and shuttle bus transportation services provided to Studio City Casino.

(3)
Staff costs are recharged by Melco and its subsidiaries for staff who are solely dedicated to Studio City to carry out activities, including food and beverage management, retail management, hotel management, entertainment projects, mall development and sales and marketing activities and staff costs for certain shared administrative services.

(4)
Corporate services are provided to the Company by Melco and its subsidiaries. These services include, but are not limited to, general corporate services and senior executive management services for operational purposes.

- 1

 -

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
- continued
(In thousands, except share and per share data)

15.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transactions
As of September 30, 2023 and December 31, 2022, Mr. Lawrence Yau Lung Ho, Studio City International’s director, and his controlled entity held an aggregate principal amount of $60,000 of senior notes issued by Studio City Finance in each of those periods. As of September 30, 2023 and December 31, 2022, an independent director of Studio City International held an aggregate principal amount of $
400 of senior notes issued by Studio
City Company in each of those periods
.
During the nine months ended September 30, 2023 and 2022, total interest expenses of $2,475 and $2,475 in relation to the senior notes issued by Studio City Finance, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity, respectively. During the nine months ended September 30, 2023 and 2022, total interest expenses of $21 and $7 in relation to the senior notes issued by Studio City Company, were paid or payable to the independent director of Studio City International, respectively.

(a)	Receivables from Affiliated Companies
The outstanding balances as of September 30, 2023 and December 31, 2022 are receivables from Melco’s subsidiaries mainly arising from operating income or prepayment of operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

(b)	Payables to Affiliated Companies
The outstanding balances as of September 30, 2023 and December 31, 2022 are payables to Melco International’s subsidiaries mainly arising from operating expenses, and are unsecured, non-interest
bearing and repayable on demand.

16.	SEGMENT INFORMATION
The Company’s principal operating activities are engaged in the hospitality business and provision of services pursuant to a casino contract in Macau. The Company monitors its operations and evaluates its earnings by reviewing the assets and operations of Studio City as one operating segment. Accordingly, the Company does not present separate segment information. As of September 30, 2023 and December 31, 2022, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

17.	SUBSEQUENT EVENTS
On November 9, 2023, Studio City Finance announced a cash tender offer (the “Tender Offer”) for up to an aggregate principal amount of $75,000 of the 2020 6.000% SC Notes. The Tender Offer will expire on December 8, 2023, unless extended or terminated by Studio City Finance. As of November 22, 2023, the early tender date, an aggregate principal amount of $317,461 of the 2020 6.000% SC Notes was tendered. On November 24, 2023, Studio City Finance announced that it would amend the Tender Offer to increase the aggregate principal amount of the 2020 6.000% SC Notes to $100,000. Studio City Finance accepted for purchase the 2020 6.000% SC Notes that were validly tendered (and not validly withdrawn) pursuant to the Tender Offer for a combined aggregate principal amount equal to $100,000. Settlement of such purchase took place on November 28, 2023.

- 1

 -